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NEWS RELEASE

For release on or after: December 19, 2005

For additional information, please contact:
Dave Barta
Chief Financial Officer
608-364-8808, ext. 106

REGAL-BELOIT Announces Promotion of Mark Gliebe

December 19, 2005 (Beloit, WI): REGAL-BELOIT CORPORATION (NYSE: RBC) announced today the promotion of Mark J. Gliebe to the position of President and Chief Operating Officer of REGAL-BELOIT CORPORATION from his current position as President of the Electric Motors Group.

Chief Executive Officer, Henry W. Knueppel commented, “Mark has quickly established himself as a strong and accomplished leader. His strong operating disciplines, his capability, his knowledge of our markets, and his human resource development skills clearly distinguished him as ready to lead our rapidly expanding global operations. I am genuinely excited to make this announcement, and I look forward to Mark’s expanded influence on our future.”

The company also announced that James L. Packard, Chairman of the Board, will retire from his position at the April 2006 Annual Meeting. Mr. Packard will remain on the Board of Directors and will continue the succession plan as Executive Advisor through year-end 2006. Henry W. Knueppel, Chief Executive Officer of REGAL-BELOIT, will be named Chairman and Chief Executive Officer at the April meeting. Mr. Knueppel commented, “I am honored to have earned the confidence of Jim and our Board of Directors and to soon become only the third Chairman and Chief Executive Officer in the rich 50-year REGAL-BELOIT history. Jim and I have worked together for 33 years and I am particularly pleased to continue to have Jim’s advisory counsel. He has been a great leader, great mentor, and a great friend. The orderly succession process that is taking place is a terrific benefit to me personally.”

About REGAL-BELOIT CORPORATION:

REGAL-BELOIT CORPORATION is a leading manufacturer of mechanical and electrical motion control and power generation products serving markets throughout the world. REGAL-BELOIT is headquartered in Beloit, Wisconsin, and has manufacturing, sales, and service facilities throughout North America, and in Mexico, Europe and Asia.